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                             August 7, 2020

       Eli Hazum
       Acting Chief Executive Officer
       PainReform Ltd.
       60C Medinat Hayehudim
       Herzliya, 4676670, Israel

                                                        Re: PainReform Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 5,
2020
                                                            File No. 333-239576

       Dear Mr. Hazum:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form F-1/A filed on August 5, 2020

       Selected Financial Data, page 7

   1. Given the expected conversion of all your outstanding preferred shares, convertible debt and convertible notes
immediately before the closing of this offering, please provide pro forma EPS data here and
on page 42 per Rule 11-01(a)(8) of Regulation S-X.
 Eli Hazum
PainReform Ltd.
August 7, 2020
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameEli Hazum
                                                        Division of Corporation
Finance
Comapany NamePainReform Ltd.
                                                        Office of Life Sciences
August 7, 2020 Page 2
cc:       Steven Glusband, Esq.
FirstName LastName